

January 9, 2012

<u>Via E-mail</u>
Mr. Gary Novinskie
President
Daleco Resources Corporation
17 Wilmont Mews, 5th Floor
West Chester, PA 19382

> **Re:** **Daleco Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed January 13, 2011**
> **Definitive Proxy Statement on Schedule 14A Filed January 28, 2011**
> **Response Letter Dated May 11, 2011**
> **File No. 000-12214**

Dear Mr. Novinskie:

We issued comments to you on the above captioned filings on May 24, 2011. As of the date of this letter, these comments remain outstanding and unresolved. While we note you filed an amended Form 10-K on November 8, 2011, the amendment did not include a letter or other material addressing our comments and does not constitute an adequate response. We expect you to contact us by January 24, 2012 to provide a substantive response to these comments.

If you do not respond to the outstanding comments by January 24, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact James Giugliano at (202) 551-3319 or me at (202) 551-3745 if you have any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director